Putnam High Yield Trust II
August 31, 2001


The fund began offering class Y shares on October 2, 2000.
12b-1 =  zero
sales charges = zero
Class Y shares are sold to defined contribution plans that invest at least $150 million in a combination of Putnam funds and other accounts managed by affiliates of Putnam Management.